UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2006
Flamel Technologies
(Translation of registrant’s name into English)
Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX
FLAMEL TECHNOLOGIES S.A.

FLAMEL TECHNOLOGIES S.A.
ITEM. 1 Financial Statements (Unaudited)
CONDENSED STATEMENT OF OPERATIONS
(Amounts in thousands of dollars, except share data)

	Six months ended June 30,
	2005	2006
Revenue:
License and research revenue	$12,803	$9,401
Product sales and services	950	19
Other revenues	496	413

Total revenue	14,249	9,833

Costs and expenses:
Cost of products and services sold	(1,242)	(3,053)
Research and development	(26,042)	(18,483)
Selling, general and administrative	(4,462)	(8,025)

Total	(31,746)	(29,561)

Profit (loss) from operations	(17,497)	(19,728)

Interest income, net	2,779	939
Foreign exchange gain (loss)	405	(399)
Other income	5,366	93

Income (loss) before income taxes	(8,947)	(19,095)
Income tax expense	(98)	(34)

Net income (loss)	($9,045)	($19,129)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	($0.40)	($0.80)
Diluted earnings (loss) per share	($0.40)	($0.80)

Weighted average number of shares outstanding (in thousands) :

Basic	22,351	23,768
Diluted	22,351	23,768
See notes to unaudited consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
ITEM. 1 Financial Statements (Unaudited)
CONDENSED STATEMENT OF OPERATIONS
(Amounts in thousands of dollars, except share data)

	Three months ended June 30,
	2005	2006
Revenue:
License and research revenue	$5,354	$4,550
Product sales and services	542	—
Other revenues	248	185

Total revenue	6,144	4,735

Costs and expenses:
Cost of products and services sold	(905)	(1,204)
Research and development	(12,587)	(9,010)
Selling, general and administrative	(2,568)	(4,106)

Total	(16,060)	(14,320)

Profit (loss) from operations	(9,916)	(9,585)

Interest income, net	469	488
Foreign exchange gain (loss)	23	(282)
Other income (loss)	99	(80)

Income (loss) before income taxes	(9,325)	(9,459)
Income tax benefit (expense)	95	(9)

Net income (loss)	($9,230)	($9,468)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	($0.41)	($0.40)
Diluted earnings (loss) per share	($0.41)	($0.40)

Weighted average number of shares outstanding (in thousands) :

Basic	22,351	23,768
Diluted	22,351	23,768
See notes to unaudited consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)
(Amounts in thousands of dollars )

	December 31,
	2005	June 30, 2006
ASSETS
Current assets:
Cash and cash equivalents	$1,018	$5,544
Marketable securities	82,756	63,598
Accounts receivable	2,583	5,928
Inventory	1,050	1,265
Prepaid expenses and other current assets	3,873	3,108
Research and development tax credit receivable short term	708	594

Total current assets	91,988	80,037

Property and equipment, net	22,317	23,433
Other assets:
Research and development tax credit receivable long term	8,950	9,016
Other long-term assets	1,096	1,162
Total other assets	10,046	10,178

Total assets	$124,351	$113,648

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$449	$395
Current portion of capital lease obligations	379	400
Accounts payable	11,497	7,400
Current portion of deferred revenue	182	147
Advances from customers	385	414
Accrued expenses	4,457	4,532
Other current liabilities	7,547	5,978

Total current liabilities	24,896	19,266

Long-term debt, less current portion	2,333	2,302
Capital lease obligations, less current portion	630	465
Deferred revenue, less current portion	—	128
Other long-term liabilities	9,838	12,113

Total long-term liabilities	12,801	15,008

Commitments and contingencies:	—	—
Shareholders’ equity:
Ordinary shares: 23,706,590 issued and outstanding at December 31, 2005 and 23,811,090 at June 30, 2006 (nominal value 0.122 €)	3,436	3,452
Additional paid-in capital	161,120	166,658
Accumulated deficit	(75,183)	(94,312)
Accumulated other comprehensive income (loss)	(2,719)	3,576

Total shareholders’ equity	86,654	79,374

Total liabilities and shareholders’ equity	$124,351	$113,648

See notes to unaudited consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Statement of Cash Flows
(Unaudited)
(Amounts in thousands of dollars)

	Six months ended June 30,
	2005	2006
Cash flows from operating activities:
Net income (loss)	$(9,045)	($19,129)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	2,277	2,431
Gain (loss) on disposal of property and equipment	(192)	(2)
Gains on sales of marketable securities	(2,809)	(895)
Grants recognized in other income	—	(264)
Stock compensation expense	341	4,366
Increase (decrease) in cash from:
Accounts receivable	29	(3,040)
Inventory	480	(129)
Prepaid expenses and other current assets	(1,065)	1,032
Research and development tax credit receivable	—	771
Accounts payable	6,984	(4,825)
Deferred revenue	(1,836)	76
Accrued expenses	1,943	(345)
Other current liabilities	(3,524)	(2,035)
Other long-term assets and liabilities	2,143	1,811

Net cash provided by (used in) operating activities	(4,274)	(20,177)

Cash flows from investing activities:
Purchases of property and equipment	(5,834)	(1,866)
Proceeds from disposal of property and equipment	192	2
Purchase of marketable securities	(244,350)	(136,746)
Proceeds from sales of marketable securities	234,179	162,378

Net cash provided by (used in) investing activities	(15,813)	23,768

Cash flows from financing activities:
Funding from partner GSK	11,570	—
Use of funds received from partners or relating to conditional grants	(7,122)	(531)
Proceeds from loans or conditional grant	450	200
Principal payments on capital lease obligations	(261)	(192)
Cash proceeds from issuance of ordinary shares and warrants	12,058	1,195

Net cash provided by financing activities	16,695	672

Effect of exchange rate changes on cash and cash equivalents	(285)	263
Net increase (decrease) in cash and cash equivalents	(3,677)	4,526
Cash and cash equivalents, beginning of the period	4,591	1,018

Cash and cash equivalents, end of the period	$914	$5,544

See notes to unaudited consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Consolidated Statement of Shareholders’ Equity
(Unaudited)
(Amounts in thousands of dollars, except share data)

					Accumulated
	Ordinary Shares				Other
			Additional Paid-	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	in Capital	Deficit	Income (Loss)	Equity
Balance at January 1, 2006	23,706,590	$3,436	$161,120	($75,183)	($2,719)	$86,654

Subscription of warrants			474			474
Issuance of ordinary shares on exercise of stock -options	102,500	15	674			689
Issuance of ordinary shares on exercise of warrants	2,000	1	31			32
Stock-based compensation cost			4,359			4,359
Net income				(19,129)		(19,129)
Translation adjustment					6,295	6,295

Comprehensive income						($12,834)

Balance at June 30, 2006	23,811,090	$3,452	$166,658	($94,312)	$3,576	$79,374

See notes to unaudited consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
     1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     In the opinion of management, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States (US GAAP) for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included.
     The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Operating results for the three months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. These condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements.
     2. REVENUES
     2.1 License research and consulting agreements.
     In accordance with the license agreement signed with SB Pharma Puerto Rico Inc. (GlaxoSmithKline) in March 2003 and supply agreement signed in December 2004, the Company recognized research and development revenues of $5,611,000 and licensing fees of $3,179,000 for the first six months of 2006.
     2.2 Other revenues.
In accordance with the long-term research and product development agreement signed with Corning in December 1998, the Company recognized revenue of $410,000 corresponding to the royalties for the six-month period ended June 30, 2006.

FLAMEL TECHNOLOGIES S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
     3. INVENTORY
     Inventories consist principally of raw materials and finished products, which are stated at the lower of cost (first-in, first-out) or market. The components of inventories were as follows :

	December	June 30,
(In thousands of U.S. dollars)	31, 2005	2006
Raw materials	1,083	1,330
Finished goods	40
Provision for inventory obsolescence	(73)	(65)

Inventories, net	1,050	1,265

     4. SHAREHOLDERS’ EQUITY
     During the 2006 six-month period ending June 30, 2006, as a result of exercises of stock options, the Company issued 102,500 ordinary shares, nominal value € 0.122 per share.
     During the 2006 six-month period ending June 30, 2006, as a result of exercises of warrants, the Company issued 2,000 ordinary shares, nominal value € 0.122 per share.
     5. EMPLOYEE STOCK-OPTION PLANS
     During the 2006 six-month period ending June 30, 2006, 156,000 options were granted to new employees and senior employees with a four year vesting period.
     During the 2006 six-month period ending June 30, 2006, 240,000 warrants were subscribed by new directors with a one year vesting period.
     Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with APB No.25, “ Accounting for Stock Issued to Employees” and related interpretations. Accordingly, no compensation expense was recorded for options issued to employees in fixed amounts and with a fixed exercise price at least equal to the fair market value of the Company’s common stock at the date of grant. Conversely, when the exercise price for accounting purposes was below fair value of the Company’s common stock at the date of grant, a non-cash charge to compensation expense was recorded ratably over the term of the option vesting period, in an amount equal to the difference between the value calculated using the exercise price and the fair value. These grants resulted in the recording of deferred compensation.
     Effective January 1, 2006, the Company adopted FAS 123R, “Accounting for Stock-based compensation” using the modified prospective method. Under the transition method, compensation cost in 2006 includes : (i) compensation cost for all share-based payments granted prior to but not vested as of January 1, 2006, based on the original provisions of FAS 123, and (ii) compensation cost for all share-based payments granted in the second quarter 2006, based on grant-date fair value estimated in accordance with the provisions of FAS 123R.

FLAMEL TECHNOLOGIES S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
     The grant date fair value of stock options is calculated using the Black-Scholes option-pricing model with the following weighted average assumptions :

Three months ended
June 30, 2006
Risk-free interest rate	4.93%
Dividend yield	—
Expected volatility	55%
Expected term	4.17
Forfeiture rate	5%
     Net income before and after stock-based compensation is as follows :

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
(in thousands except per share data)	2005	2006	2005	2006

Net loss	(9,230)	(9,468)	(9,045)	(19,129)

Net loss per share
Basic	($0.41)	($0.40)	($0.40)	($0.80)
Diluted	($0.41)	($0.40)	($0.40)	($0.80)

Number of shares used for computing
Basic	22,351	23,768	22,351	23,768
Diluted	22,351	23,768	22,351	23,768

Stock-based compensation (FAS123R)
Cost of products and services sold		24		58
Research and development		686		1,667
Selling, General and administrative		1,323		2,637

Total	—	2,033	—	4,362

Net income (loss) before stock-based compensation	(9,230)	(7,435)	(9,045)	(14,767)

Net income (loss) before stock-based compensation per share
Basic	($0.41)	($0.31)	($0.40)	($0.62)
Diluted	($0.41)	($0.31)	($0.40)	($0.62)

FLAMEL TECHNOLOGIES S.A.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
     This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the SEC or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others:
•	our product candidates, if approved for marketing, may not produce significant revenues and we rely on our partners to determine the regulatory and marketing strategies;

•	our product candidates, in commercial use, may have unintended side effects, adverse reactions or incidents of misuse;

•	we may enter into a collaboration with a third party to market or fund a proprietary product candidate and the terms of such a collaboration may not meet our expectations;

•	our delivery technologies or product development efforts may not produce safe, effective or commercially viable products;

•	our collaborators could elect to terminate or delay programs at any time and disputes with collaborators or failure to negotiate acceptable new collaborative arrangements for our technologies could occur;

•	we may be unable to manufacture or, if our products are successful, scale-up the manufacturing of our products economically or on a commercial scale;

•	unexpected events could interrupt manufacturing operations at our facilities, which could be the sole source of supply for these products;

•	after the completion of clinical trials of products incorporating our technologies and the submission to the FDA of a New Drug Application, or NDA, for marketing approval and to other health authorities as a marketing authorization application, the FDA or other health authorities could refuse to accept such filings or could request additional pre-clinical or clinical studies be conducted, each of which could result in significant delays, or such authorities could refuse to approve the product at all;

•	our product candidates could be ineffective or unsafe during pre-clinical studies and clinical trials and we and our collaborators may not be permitted by regulatory authorities to undertake new or additional clinical trials for product candidates incorporating our technologies, or clinical trials could be delayed;

•	we may experience significant delays in clinical trials on our products;

•	we may not realize any revenue from milestone or royalty payments under our license agreements with our partners, including GlaxoSmithKline;

FLAMEL TECHNOLOGIES S.A.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
•	even if our product candidates appear promising at an early stage of development, product candidates could fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance, be precluded from commercialization by proprietary rights of third parties or experience substantial competition in the marketplace;

•	technological changes in the biotechnology or pharmaceutical industries could render our product candidates obsolete or noncompetitive;

•	we may face difficulties or set-backs in obtaining and enforcing our patents or defending claims of patent infringement by others; and

•	we may need to raise substantial additional funding to continue research and development programs and clinical trials and could incur difficulties or setbacks in raising such funds.
     Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this report on Form 6-K and in our annual report on Form 20-F for the fiscal year ended December 31, 2005, including those set forth in ‘Risk Factors’ describe factors, among others, that could contribute to or cause such differences.

FLAMEL TECHNOLOGIES S.A.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Results of Operations
     For the first six months , Flamel reported total revenues of $9.8 million compared to $14.2 million for the first six months of 2005.
     License and research revenues for the six months ended June 30, 2006 of $9.4 million included two milestone payments for a total amount of $3.0 million received from GlaxoSmithKline. Total revenues in the six month period of 2005 amounted to $14.2 million, including license and research revenues of $12.8 million.
     Revenues from product sales and services during the first six months declined from $1.0 million to $0.02 million as the Company eliminated contract manufacturing activities in preparation for anticipated production pursuant to our supply agreement with GlaxoSmithKline.
     Other revenues for the six months ended June 30, 2006 consisted of royalties from Corning.
     Operational expenses were $29.6 million, versus $31.7 million in the year-ago six month period. The 2006 costs and expenses include $4.4 million of options-related expense in accordance with the Company’s first implementation of SFAS 123R; expenses before accounting for options would have totaled $25.2 million. This decrease in comparable year-over-year numbers is a result of the Company’s ongoing strategy to maintain a disciplined cost structure while continuing to invest in its core technology platforms.
     Costs and expenses of research and development were $18.5 million, compared to $26.0 million in the year-ago period. Before options-related expense, 2006 R&D costs and expenses for the first six months would have totaled $16.8 million. Flamel employed more than 269 employees over the first six months of 2006, compared to 243 employees in 2005.
     Costs of goods and services sold were $3.1 million, including $0.1 million in options-related expense. These costs are linked with the expenses incurred by the Company for future supply to GlaxoSmithKline pursuant to our supply agreement.
     SG&A expense of $8.0 million included option-related expense of $2.6 million; 2005 first six months SG&A equaled $4.5 million.
     Net loss for the first six months was ($19.1) million, compared to net loss of ($9.0) million in the first six months of 2005. Net loss per share (basic) for the first six months of 2006 was ($0.80), compared to net loss per share in the year-ago period of ($0.40).
     Liquidity and Capital Resources
     On June 30, 2006 the Company had $69.1 million in cash, cash equivalents and marketable securities, compared to $75.3 million on March 31, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies
Dated: August 11, 2006	By:	/s/ Stephen Willard
		Name:	Stephen Willard
		Title:	Chief Executive Officer